                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of May, 2004


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X                   Form 40-F
                            -----                           -----

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                               No  X
                            -----                           -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   -----

On May 12, 2004, Tefron Ltd. ("the Company") reported its results for the first quarter ended March 31, 2004. The Company's earnings release for the first quarter ended March 31, 2004 is attached to this Form 6-K.

The earnings release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, the Company has provided reconciliations within the earnings release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

EBITDA represents earnings (loss) before interest, taxes, depreciation and amortization. EBITDA is presented in the earnings release because management believes that it enhances the understanding of our operating results and is of interest to its investors and lenders in relation to its debt covenants, as certain of the debt covenants include adjusted EBITDA as a performance measure. EBITDA, however, should not be considered as an alternative to operating income or income for the period as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flows form operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       TEFRON LTD.
                                       (Registrant)


                                       By: /s/ Gil Rozen
                                          ---------------------------------
                                          Name: Gil Rozen
                                          Title: Chief Financial Officer


                                       By: /s/ Hanoch Zlotnik
                                          ---------------------------------
                                          Name: Hanoch Zlotnik
                                          Title: Finance Manager


Date: May 20, 2004

                                      NEWS

FINANCIAL
RELATIONS BOARD


FOR YOUR INFORMATION:           RE:   Tefron Ltd.
                                      28 Chida Street
                                      Bnei-Brak 51371
                                      Israel
                                      (NYSE: TFR)

AT THE COMPANY                  AT FINANCIAL RELATIONS BOARD
--------------                  ----------------------------

Mr. Gil Rozen                   Marilynn Meek - General Info. - (212) 445-8451
Chief Financial Officer
Fax: 972-3-579-8715

                    TEFRON LTD. REPORTS FIRST QUARTER RESULTS

HIGHLIGHTS

     o Sales of $48.9 million, significantly higher than reported sales for any quarter in 2003.
     o    EBITDA of $4.3 million.
     o    Cash flow from operations of $2.5 million.

BNEI-BRAK, ISRAEL, MAY 12, 2004 - Tefron Ltd. (NYSE: TFR), one of the world's leading producers of seamless intimate apparel, today announced financial results for the first quarter ended March 31, 2004.

Sales for the first quarter of 2004 were $48.9 million, compared to sales of $42.4 million in the first quarter of 2003, a 15.3% increase. Gross profit for the first quarter of 2004 was $7.2 million compared to $ 8.2 million in the first quarter of 2003. Operating income for the first quarter of 2004 was $2.0 million compared to $3.2 million in the first quarter of 2003. Net income for the first quarter of 2004 was $106,000, or $0.01 per diluted share, compared to a net income of $1.0 million, or $0.08 per diluted share, for the same period last year. Operating cash flow for the first quarter of 2004 was $2.5 million, compared to $1.2 million for the first quarter of 2003. EBITDA for the first quarter was $4.3 million compared to $5.4 million in the comparable quarter last year.

Mr. Yos Shiran, Chief Executive Officer stated, "Our sales in the first quarter increased and were significantly higher than reported sales for any of the quarters in 2003. We have returned to a small profitability after a net loss in each of our previous three quarters.

"As previously reported, the Company is in the process of implementing its strategy to penetrate the active wear market by introducing the seamless and bodysize technologies to active wear products. We believe that an important portion of our expected sales growth in 2004 will derive from these products. This strategic move entails developing and producing new and more complicated garments and this is still affecting our operational efficiency.

"The 21% increase in sales in the first quarter compared to fourth quarter 2003 was achieved despite great operational challenges. This fast growth naturally affected our efficiency; otherwise we could have grown even more. We are now fully focused on improving our operational efficiency. This process is the key to our ability to continue our growth and improve our profitability and it will take a few months. Our order backlog also grew significantly during the last months, indicating the positive response of the market to our new products in intimate apparel and active wear."

Yos Shiran added, "On April 22, 2004 we finalized the closing of capital investments with two groups of investors, a partnership controlled by FIMI Opportunity Fund and another co-investor represented by Mr. Zvi Limon, raising an aggregate capital of $20 million in cash. The proceeds of these investments were used to reduce our bank debt and will support our growth plans. We welcome our new investors and partners. We believe that in addition to improving our financial strength, their knowledge and experience will significantly contribute to the success of the company and its shareholders."

Mr. Shiran concluded, "We look forward to our challenges in improving our financial results and continued growth. We believe that our high order backlog coupled with our efforts in improving our operational efficiencies will bear fruit."

Tefron manufactures boutique-quality everyday seamless intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, Target, Warnaco/Calvin Klein, The Gap, Banana Republic, Nike, Mervyn's, Patagonia and Adidas, and as well as other well known American retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear. The Company's Healthcare Division manufactures and sells a range of textile healthcare products.



This press release contains certain forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to, fluctuations in product demand, economic conditions as well as certain other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated.



--------------------------------------------------------------------------------

                             FINANCIAL TABLES FOLLOW


                                        TEFRON LTD.
                          CONSOLIDATED STATEMENTS OF OPERATIONS
                    IN THOUSANDS OF US DOLLARS (EXCEPT PER SHARE DATA)


                                                        THREE MONTHS ENDED      YEAR ENDED
                                                             MARCH 31           DECEMBER 31
                                                    -----------   -----------   -----------
                                                        2004          2003          2003
                                                    -----------   -----------   -----------
                                                            UNAUDITED
                                                    -------------------------

Sales                                                $   48,858    $   42,389    $  163,086
Cost of slaes                                            41,645        34,212       138,090
                                                    -----------   -----------   -----------

Gross Profit                                              7,213        8,1777        24,996
Selling, general and administrtive exp.                   5,245         4,927        20,323
                                                    -----------   -----------   -----------

Operating Income                                          1,968         3,250         4,673
Financing expenses, net                                     430         1,171         5,628
Other expenses, net                                         (23)         (125)         (228)

Income (loss) before taxes on income                      1,561         2,204          (727)
Taxes on income                                             885           479           (92)
                                                    -----------   -----------   -----------

Net income (loss) after income taxes                        676         1,725          (635)
Equity in losses of affiliates                                             78           183
Minority interest in earnings of a subsidiary               570           633         2,550
Per-acquisition loss of susidiary                                                        85
                                                    -----------   -----------   -----------

Net income (loss)                                          $106        $1,014       ($3,453)
                                                    ===========   ===========   ===========

Earnings (Loss) Per Share                                 $0.01         $0.08        ($0.28)
                                                    -----------   -----------   -----------



                                            -3-


                                          TEFRON LTD.
                                  CONSOLIDATED BALANCE SHEETS
                                  IN THOUSANDS OF US DOLLARS

                                                           MARCH 31
                                              -----------------------------------      DECEMBER 31,
                                                   2004               2003                2003
                                              ----------------   ----------------    ---------------
                                                          (UNAUDITED)                   (AUDITED)
                                              -----------------------------------    ---------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                       $       2,809      $       5,854       $      6,877
Trade receivables,net                                  26,523             18,880             24,917
Inventories                                            32,244             26,468             31,676
Others receivables and prepaid exp.                     5,938              5,060              6,166
                                              ----------------   ----------------    ---------------

TOTAL current assets                                   67,514             56,262             69,636
                                              ----------------   ----------------    ---------------

SEVERANCE PAY FUND                                        204                411                217
------------------
                                              ----------------   ----------------    ---------------

PROPERTY, PLANT AND EQUIPMENT
Cost                                                  160,459            153,531            157,734
Less-accumulated depreciation                          62,582             57,299             60,261
                                              ----------------   ----------------    ---------------

                                                       97,877             96,232             97,473
                                              ----------------   ----------------    ---------------
OTHER ASSETS
Goodwill                                               30,865             30,743             30,865
Deferred taxes                                          2,871              3,961              3,428
Investment in affiliated companies                        296                500                296
Advance to supplier of equipment                                           1,428
Others                                                    726              1,154                806
                                              ----------------   ----------------    ---------------

TOTAL  other assets                                    34,758             37,786             35,395
                                              ----------------   ----------------    ---------------

                                              ----------------   ----------------    ---------------

TOTAL assets                                    $     200,353      $     190,691       $    202,721
                                              ================   ================    ===============

LIABILITIES & SHAREHOLDERS'  EQUITY

CURRENT LIABILITIES
Short-term bank debt                            $      31,436      $      17,298       $     31,761
Current maturities of long-term debt:
Bank                                                   11,286             15,610             10,328
Capital leases and note payable                           952              2,175              1,367
Trade payables                                         29,578             20,591             29,558
Others payables and  accrued expenses                  12,736              7,852             11,146
                                              ----------------   ----------------    ---------------

TOTAL current liabilities                              85,988             63,526             84,160
                                              ----------------   ----------------    ---------------

LONG-TERM LIABILITIES
Banks loans                                            51,736             58,810             56,471
Capital leases                                            121              2,566                327
Deferred taxes                                          7,750              8,613              7,570
Accured severance pay                                   2,504              2,208              2,486
                                              ----------------   ----------------    ---------------

TOTAL long-term  liabilities                           62,111             72,197             66,854
                                              ----------------   ----------------    ---------------

MINORITY INTEREST                                      15,493             13,846             15,052
                                              ----------------   ----------------    ---------------

TOTAL liabilities                                     163,592            149,569            166,066
                                              ================   ================    ===============

SHAREHOLDERS' EQUITY
Share capital                                           5,576              5,576              5,576
Additional paid-in capital                             62,810             62,810             62,810
Accumulated deficit                                   (24,217)           (19,856)           (24,323)
                                              ----------------   ----------------    ---------------
                                                       44,169             48,530             44,063
Treasury shares                                        (7,408)            (7,408)            (7,408)
                                              ----------------   ----------------    ---------------

Total shareholders' equity                             36,761             41,122             36,655
                                              ----------------   ----------------    ---------------

                                              ----------------   ----------------    ---------------
Total liabilities and shareholders' equity      $     200,353      $     190,691       $     202,721
                                              ================   ================    ===============

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                               ORDINARY SHARES       ADDITIONAL
                                         --------------------------    PAID-IN     ACCUMULATED    TREASURY
                                           NUMBER *)        AMOUNT     CAPITAL       DEFICIT       SHARES      TOTAL
                                         -------------------------------------------------------------------------------
Balance as of January  1, 2003            12,412,166         5,576       62,810       $(20,870)    $(7,408)      40,108

Net loss                                           -             -            -        $(3,453)          -      $(3,453)
                                         -----------     ----------  -----------   ------------   ---------   ----------

Balance as of December 31, 2003           12,412,166         5,576       62,810       $(24,323)    $(7,408)      36,655

Net Income                                         -             -            -            106           -          106
                                         -----------     ----------  -----------   ------------   ---------   ----------

Balance as of March 31, 2004 (Unaudited)  12,412,166        $5,576      $62,810       $(24,217)    $(7,408)     $36,761
                                         ===========     ==========  ===========   ============   =========   ==========

Balance as of January 1, 2003             12,412,166        $5,576      $62,810       $(20,870)    $(7,408)     $40,108

Net Income                                         -             -            -          1,014           -        1,014
                                         -----------     ----------  -----------   ------------   ---------   ----------

Balance as of March 31, 2003 (Unaudited)  12,412,166        $5,576      $62,810       $(19,856)    $(7,408)     $41,122
                                         ===========     ==========  ===========   ============   =========   ==========


(*) Net of 997,400 Ordinary shares in treasury.




                                                               -5-

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. DOLLARS IN THOUSANDS

                                                                   THREE MONTHS ENDED      YEAR ENDED
                                                                        MARCH 31           DECEMBER 31
                                                               -----------   -----------   -----------
                                                                   2004          2003          2003
                                                               -----------   -----------   -----------
                                                                       UNAUDITED
                                                               -------------------------
Cash flows from operating activites
-----------------------------------
  Net income (loss)                                                  $106        $1,014       $(3,453)
    Adjustments to reconcile net income (loss) to net cash
    provided by operating activites (a)                             2,346           223         6,329
                                                               -----------   -----------   -----------

Net cash provided by operating activites                            2,452         1,237         2,876
                                                               -----------   -----------   -----------

Cash flows from investing activites
-----------------------------------
  Investment in property, plant and equipment                      (2,002)       (1,227)       (4,123)
  Investment grants received                                          312         1,861         1,868
    Investment in affiliated companies                                  -          (105)         (125)
  Proceeds from sale of property, plant and equipment                  22           125           499
  Payment for acquistion of subsidiary (b)                              -             -           300
                                                               -----------   -----------   -----------

Net cash provided by (used in) investing activites                 (1,668)          654        (1,581)
                                                               -----------   -----------   -----------
Cash flows from financing activities
------------------------------------
  Receipt of long-term bank loans                                       -             -         8,500
    Repayment of long-term bank loans and other loans              (3,777)       (4,454)      (22,614)
  Payment under capital lease                                        (621)         (508)       (1,691)
  Receipt under capital lease                                           -             -           175
    Increase (decrease) in short-term bank credit, net               (325)        2,531        15,636
    Dividend paid to minority interest in subsidiaries               (129)         (348)       (1,166)
                                                               -----------   -----------   -----------

  Net cash used in financing activities                            (4,852)       (2,779)       (1,160)
                                                               -----------   -----------   -----------

  Increase (decrease) in cash and cash  quivalents                 (4,068)         (888)          135
  Cash and cash equivalents at the beginning of the period          6,877         6,742         6,742
                                                               -----------   -----------   -----------

  Cash and cash equivalents at the end of the period               $2,809        $5,854        $6,877
                                                               -----------   -----------   -----------


                                                   -6-


CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. DOLLARS IN THOUSANDS

                                                                              THREE MONTHS ENDED      YEAR ENDED
                                                                                   MARCH 31           DECEMBER 31
                                                                          -----------   -----------   -----------
                                                                              2004          2003          2003
                                                                          -----------   -----------   -----------
                                                                                  UNAUDITED
                                                                          -------------------------
 (a) Adjustments to reconcile net loss to net cash provided
 ----------------------------------------------------------
     by operating activities:
     ------------------------
 Depreciation and amortization                                                $2,318        $1,984        $7,673
 Increase (decrease) in accrued severance pay, net                                31           (35)         (692)
 Decrease (increase) in deferred income taxes                                    751           479          (289)
 Equity in losses of affiliated companies                                          -            78           183
     Gain on sale of property and equipment, net                                  (3)         (125)         (199)
 Minority interest in earnings of a subsidiary                                   570           633         2,550
 Pre-acquisition loss of a subsidiary                                              -             -            85

Changes in operating assets and liabilities:
--------------------------------------------
 Decrease (increase) in trade receivables, net                                (1,606)        2,541        (3,006)
     Decrease (increase) in other accounts receivable and prepaid expenses       422          (484)         (469)
 Increase in inventories                                                        (568)         (262)       (4,482)
 Increase (decrease) in trade payables                                            36        (4,180)        3,911
     Increase (decrease) in other accounts payable and accrued expenses          395          (406)        1,064
                                                                          -----------   -----------   -----------

                                                                               2,346           223         6,329
                                                                          -----------   -----------   -----------

 (b) Payment for acquisition of subsidiary
 -----------------------------------------
 Working capital, net                                                             $-            $-         $(692)
     Property and equipment, net                                                   -             -           369
 Goodwill                                                                          -             -           122
 Accrued severance pay, net                                                        -             -           (99)
                                                                          -----------   -----------   -----------

                                                                                  $-            $-         $(300)
                                                                          ===========   ===========   ===========

 Supplemental disclosure of non-cash investing and financiing activities:       $987          $900        $2,744
 ------------------------------------------------------------------------ ===========   ===========   ===========
Cash paid during the year in respect of:
----------------------------------------
 Interest paid                                                                $1,067        $1,296        $3,538
                                                                           ===========   ===========   ===========

Income taxes, net of refunds received.                                          $4.5            $5           $60
                                                                           ===========   ===========   ===========

                                                       -7-

                                    CALCULATION OF THE EBITDA
                                    -------------------------
                                         (in thousands $)


                                                                   THREE MONTHS ENDED      YEAR ENDED
                                                                        MARCH 31           DECEMBER 31
                                                               -----------   -----------   -----------
                                                                   2004          2003          2003
                                                               -----------   -----------   -----------
                                                                       UNAUDITED
                                                               -------------------------

Income (loss) before taxes on income (benefit)                       1,561         2,204          (727)

Finance expenses, net                                                  430         1,171         5,628

Depreciation and amortization (see Cash Flows Statements)            2,318         1,984         7,673

                                                               -----------   -----------   -----------

EBITDA                                                              $4,309        $5,359       $12,574
                                                               ===========   ===========   ===========




                                               -8-
